Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is an op-ed written by Francis deSouza, Chief Executive Officer of Illumina, Inc. (the “Company”), which was posted on the website of the Wall Street Journal on May 6, 2021 and appeared in the May 7, 2021 print edition of the Wall Street Journal.

FTC Imperils a Cancer Breakthrough
Illumina spun off Grail to develop a test for 50 forms of the disease. Regulators seek to block our reunion.

By Francis deSouza

The Federal Trade Commission is jeopardizing our chance to save more lives from cancer. In March the FTC filed a lawsuit to block Illumina from reuniting with Grail, a company we spun off with our technology and staffed with our employees and in which we retained an ownership share. If the commission is successful, it will slow access to a groundbreaking early-stage cancer-screening test.

When cancer is detected early, treatment is more successful, and survival rates are higher. This is an important step in President Biden’s moonshot initiative to end cancer. The origin of this innovation began a few years ago, when a team at Illumina was processing pregnant women’s blood samples for prenatal tests. We noticed unexpected results that mirrored genomic signatures of cancer. Our hope and working thesis was that this discovery could lead to an earlier detection test for cancer.

Illumina formed Grail to combine our passion to fight cancer with our culture of innovation and our will to pursue large challenges to better human health. Grail built a large laboratory, advanced the science, collected data and conducted clinical research to move from this exciting idea and achieve proof of concept. In doing so, the new company developed a blood test that can screen for more than 50 types of cancer, 45 of which have no other current screening test. We announced last year our intent to reunite with Grail to make this cancer-screening test widely available, accessible and affordable, accelerating the test’s broad adoption and saving tens of thousands of lives.

Before we do, we have to win the legal battle against the FTC, whose case is based on speculation and false premises. Since Grail’s test is the only 50-cancer test currently available and no other comparable test is even in development, the FTC has had to guess and use hypothetical data to support its case. In the meantime, cancer kills 10 million people globally and more than 600,000 in the U.S. each year. Most of us identify with this tragic statistic not by numbers, but by a person. For me, it was a friend who died of ovarian cancer that was diagnosed too late. For others, it is a mom lost to breast cancer or a brother to pancreatic cancer. We need to accelerate the development not only of new treatments to combat this disease but also new ways to find it when its treatable and before we experience tragic loss.
This is why we chose to address the FTC’s stated concerns proactively. We have offered and posted on our website a 12-year comprehensive contract available to any U.S.-based oncology customers. The contract guarantees equal access to new technology, uninterrupted supply, and no price increases. Specifically, we have committed to a reduction of sequencing costs for our highest-throughput instrument by more than 40% by 2025.

The FTC’s action runs counter to American taxpayers’ interests. These types of transactions help bring consumers and patients affordable innovations and the best care that science has to offer as quickly as possible. It’s for these reasons that we will fight for science in the courtroom so that we can bring this innovation to patients. If we can democratize the test, we can save more lives and save billions of dollars in U.S. healthcare costs.

In reuniting with Grail, we will establish a path for regulatory approval and reimbursement. That path will allow all companies to move their innovations in cancer screening forward, bringing them to patients sooner. We are confident we can do this because we have done it before. We established this pattern in the noninvasive prenatal testing market; after we entered the market in 2013, more companies entered the space, prices dropped, reimbursement expanded, more tests were ordered, and expectant parents benefited.

If we are unsuccessful, the FTC’s actions will have a ripple effect across American industry and challenge U.S. leadership around the world. Smaller entrepreneurial healthcare companies would face more obstacles to scale their innovations. Large companies would be deterred from spinning off innovation labs, hampering America’s standing as a global leader in healthcare advancement.

Grail’s cancer test is available today. The acquisition will make it accessible. And our track record shows we will make it more affordable. The FTC should support our campaign to save lives.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-250941) (as amended, the “Registration Statement”), which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction (the “Consent Solicitation Statement/Prospectus”). The Registration Statement was declared effective by the SEC on February 9, 2021. The Consent Solicitation Statement/Prospectus was first distributed to GRAIL stockholders on or about February 17, 2021. On March 4, 2021, Illumina filed with the SEC Prospectus Supplement No. 1 to the Consent Solicitation Statement/Prospectus and a registration statement on Form S-4 (File No. 333-253891) pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “462(b) Registration Statement”). The 462(b) Registration Statement relates to the Registration Statement and was declared effective automatically upon filing with the SEC. Illumina may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the Consent Solicitation Statement/Prospectus or the Registration Statement or any other document which Illumina may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the Consent Solicitation Statement/Prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity.  Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.